EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

[Letterhead of Cinnamon Jang Willoughby & Company]

We have read the registration statement on form S-8 of CanAm Uranium Corp. (the “Company”) dated February 14, 2008. We have complied with the generally accepted standards of the Public Company Accounting Oversight Board (United States) for an auditor’s involvement with offering documents.

We have consented to the incorporation by reference in the above-mentioned registration statement of our report to the board of directors and stockholders of the Company on the balance sheet of CanAm Uranium Corp. as of October 31, 2007, and the related statements of operations, stockholders’ equity and cash flows for the year ended October 31, 2007. Our report is dated January 30, 2008.

“Cinnamon Jang Willoughby & Company”

Chartered Accountants

Burnaby, BC, Canada
February 14, 2008